Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CLOSING OF $34.5 MILLION NON-CORE ASSET SALE

CALGARY, ALBERTA (June 27, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has completed the previously announced sale of certain non-core assets in the Strachan area of Alberta (the “Strachan asset sale”).

Concurrent with the closing of the Strachan asset sale, the borrowing base under the Company’s syndicated revolving credit facilities (the “Credit Facilities”) was reconfirmed at $120 million, unchanged from prior levels, providing the Company with approximately $105 million of available liquidity post-closing (before deducting outstanding letters of credit). Other than approximately $15 million outstanding on the Credit Facilities, the Company has no debt maturities until 2020 and 2021.

UPDATED 2017 GUIDANCE

Bellatrix announces updated 2017 guidance, with continued investment in the low cost Spirit River liquids rich natural gas play, which is supported by strategic infrastructure ownership and operatorship. Bellatrix's Board of Directors has approved a net capital expenditure budget of $120 million in 2017, representing an increase of $15 million. The increase includes the addition of approximately four net Spirit River wells to be drilled during the second half of the year, bringing the total anticipated second half drilling program to approximately 13 net wells.

By reinvesting less than half of the gross proceeds of the Strachan asset sale into the Company’s Spirit River play, Bellatrix expects to maintain its previously announced 2017 average daily and exit production volumes at 34,500 boe/d and 35,500 boe/d, respectively, while also reducing outstanding indebtedness, thereby enhancing the Company's already strong liquidity position.

2017 Budget & Guidance Summary

	Revised 2017 Annual Guidance (June 26, 2017)	Previously Set 2017 Annual Guidance (May 10, 2017)
Production (boe/d)
2017 Average daily production	34,500	34,500
2017 Exit production	35,500	35,500
Production Mix (%)
Natural gas	76	76
Crude oil, condensate and NGLs	24	24
Capital Expenditures ($000)
Total net capital expenditures(1)	$120,000	$105,000
Property disposition – cash(2)	($34,500)	-
Total net capital expenditures after property disposition – cash(2)	$85,500	$105,000
Production expense ($/boe)(3)	$9.00	$9.00

(1)	Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017.
(2)	Property disposition – cash refers to the Strachan asset sale and does not include transaction costs or adjustments.
(3)	Production expenses before net processing revenue/fees.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements regarding management’s expectations that completion of the Strachan asset sale provides the company with approximately $105 million of available liquidity under its Credit Facilities and that other than approximately $15 million outstanding on the Credit Facilities, the Company has no debt maturities until 2020 and 2021, and expectations regarding the Company’s 2017 average daily and exit production guidance. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that these forward-looking statements are subject to all of the risks and uncertainties normally incident to such endeavors. These risks relating to Bellatrix include, but are not limited to, the risk that the Strachan asset sale is not completed as contemplated and other risks as described in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2016) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.